EXHIBIT 4.1

RAMCO-GERSHENSON PROPERTIES TRUST

ARTICLES SUPPLEMENTARY

Classifying 1,150,000 Preferred Shares of Beneficial Interest as
9.5% SERIES B CUMULATIVE REDEEMABLE
PREFERRED SHARES OF BENEFICIAL INTEREST

     RAMCO-GERSHENSON PROPERTIES TRUST, a Maryland real estate investment trust (“Trust”) formed under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland (“Title 8”), hereby certifies to the Maryland State Department of Assessments and Taxation (“Department”) that:

     FIRST: Pursuant to the authority expressly conferred upon the Board of Trustees by Article V of the Declaration of Trust of the Trust (the “Declaration of Trust”) the Board of Trustees has, by resolutions duly adopted at meeting of the Board of Trustees held on October 2, 2002, authorized the issuance of up to 1,600,000 preferred shares of beneficial interest of the Trust, and pursuant to powers contained in the bylaws of the Trust (the “Bylaws”) and Section 8-206 of Title 8, delegated to the Executive Committee of the Board of Trustees of the Trust (the “Executive Committee”), to the fullest extent permitted by Maryland law and the Declaration of Trust and Bylaws of the Company, all powers of the Board of Trustees with respect to: (i) the authorization and issuance of shares of beneficial interest of the Trust; (ii) the classification or reclassification of unissued preferred shares of beneficial interest of the Trust, par value $.01 per share (the “Preferred Shares”), as a separate series of Preferred Shares; (iii) the designation and setting of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms and conditions of such series of Preferred Shares and the determination of the number of shares of such series of Preferred Shares (not in excess of the aforesaid maximum number) to be issued and the price and other terms and conditions upon which shares of such series of Preferred Shares are to be offered, sold and issued.

     SECOND: Pursuant to the authority conferred upon the Executive Committee as aforesaid, the Executive Committee has unanimously adopted resolutions classifying and designating 1,150,000 shares of authorized but unissued Preferred Shares as a separate series of Preferred Shares to be known as “9.5% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest,” setting the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms and conditions of such 9.5% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest and authorizing the issuance of up to 1,150,000 of 9.5% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest.

     THIRD: The separate series of Preferred Shares of the Trust created by the resolutions duly adopted by the Board of Trustees of the Trust and by the Executive Committee and referred to in Articles FIRST and SECOND of these Articles Supplementary shall have the following designation, number of shares, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and conditions:

     Section 1. DESIGNATION AND AMOUNT.

     A series of Preferred Shares designated as “9.5% Series B Cumulative Redeemable Preferred Shares” (the “Series B Preferred Shares”) is hereby established. The number of Series B Cumulative Redeemable Preferred Shares shall be 1,150,000.

     Section 2. DIVIDENDS AND DISTRIBUTIONS.

     (a)  Subject to the preferential rights of the holders of any class or series of shares of beneficial interest ranking senior to the Series B Preferred Shares as to dividends, the holders of the Series B Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Trustees of the Trust (the “Board of Trustees”), out of assets of the Trust legally available for the payment of dividends, cumulative cash dividends at the rate of 9.5% per annum of the $25.00 per share liquidation preference of the Series B Preferred Shares (equivalent to the annual rate of $2.375 per share of the Series B Preferred Shares). Such dividends shall accrue and be cumulative from the date of the original issue (the “Original Issue Date”) and shall be payable quarterly in arrears on the first day of January, April, July and October of each year (each, a “Dividend Payment Date”), commencing January 1, 2003; provided, however, that if any Dividend Payment Date is not a business day, then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding business day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding business day. The amount of any dividend payable on the Series B Preferred Shares for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months (it being understood that the dividend payable on January 1, 2003 will be for less than a full dividend period). A “dividend period” shall mean the period from and excluding the Original Issue Date to and including the first Dividend Payment Date, and each subsequent period from and excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date or other date as of which accrued dividends are to be calculated. Dividends will be payable to holders of record as they appear in the shareholder records of the Trust at the close of business on the applicable record date, which shall be the date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 days prior to the applicable Dividend Payment Date (each, a “Dividend Record Date”).

     (b)  No dividends on the Series B Preferred Shares shall be declared by the Board of Trustees or paid or set apart for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     (c)  Notwithstanding anything contained herein to the contrary, dividends on the Series B Preferred Shares shall accrue whether or not the Trust has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are declared.

     (d)  Except as provided in Section 2(e) below, no dividends shall be declared or paid or set apart for payment and no other distribution of cash or other property may be declared or made, directly or indirectly, on or with respect to any common shares or shares of any other class or series of shares of beneficial interest of the Trust ranking, as to dividends, on a parity with or junior to the Series B Preferred Shares (other than a dividend paid in common shares or in shares of any other class or series of shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and upon liquidation) for any period, nor shall any common shares of beneficial interest, or any other shares of beneficial interest of the Trust ranking junior to or on a parity with the Series B Preferred Shares as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for other shares of beneficial interest of the Trust ranking junior to the Series B Preferred Shares as to dividends and upon liquidation, and except for, in accordance with certain provisions of the Declaration of Trust, under which the Series B Preferred Shares owned by a shareholder in excess of the Ownership Limit (as defined in the Declaration of Trust) will be transferred to a trust and may be purchased by the Trust under certain circumstances), unless full cumulative dividends on the Series B Preferred Shares for all past dividend periods and the then current dividend period shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

     (e)  When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Shares and the shares of any other series of preferred shares of beneficial interest ranking on a parity as to dividends with the Series B Preferred Shares, all dividends declared upon the Series B Preferred Shares and any other series of preferred shares of beneficial interest ranking on a parity as to dividends with the Series B Preferred Shares shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Shares and such other series of preferred shares of beneficial interest shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Shares and such other series of preferred shares of beneficial interest (which shall not include any accrual in respect of unpaid dividends on such other series of preferred shares of beneficial interest for prior dividend periods if such other series of preferred shares of beneficial interest does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Shares which may be in arrears.

     (f)  Holders of the Series B Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares of beneficial interest, in excess of full cumulative dividends on the Series B Preferred Shares as provided above. Any dividend payment made on the Series B Preferred Shares shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remains payable. Accrued but unpaid distributions on the Series B Preferred Shares will accumulate as of the Distribution Payment Date on which they first become payable.

     (g)  In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of beneficial interest of the Trust or otherwise is permitted under Maryland law, no effect shall be given to amounts that would be needed if the Trust would be dissolved at the time of the distribution to satisfy the preferential rights upon distribution of holders of shares of beneficial interest of the Trust whose preferential rights upon distribution are superior to those receiving the distribution.

     3.     Liquidation Preference.

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Trust, the holders of the Series B Preferred Shares shall be entitled to be paid out of the assets of the Trust legally available for distribution to its shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment shall be made to holders of common shares of beneficial interest or any other class or series of shares of beneficial interest of the Trust ranking junior to the Series B Preferred Shares as to liquidation rights. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding-up, the available assets of the Trust are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares of beneficial interest of the Trust ranking on a parity with the Series B Preferred Shares in the distribution of assets, then the holders of the Series B Preferred Shares and all other such classes or series of shares of beneficial interest ranking on a parity with the Series B Preferred Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Written notice of any such liquidation, dissolution or winding up of the Trust, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 or more than 60 days prior to the payment date stated therein, to each record holder of shares of Series B Preferred Shares at the respective addresses of such holders as the same shall appear on the shareholder records of the Trust. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series B Preferred Shares will have no right or claim to any of the remaining assets of the Trust. The consolidation or merger of the Trust with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Trust shall not be deemed to constitute a liquidation, dissolution or winding-up of the Trust.

     4.     Redemption.

     (a)  Except as otherwise provided in the provisions of the Declaration of Trust that relate to the preservation of the Trust’s status as a real estate investment trust (“REIT”) for federal and state income tax purposes, the Series B Preferred Shares shall not be redeemable prior to November 12, 2007.

     (b)  On or after November 12, 2007, the Trust, at its option upon not less than 30 nor more than 60 days’ written notice, may redeem the Series B Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends (except as provided in Section 4(f) below), if any (whether or not declared) thereon to the date fixed for redemption, without interest. If fewer than all of the outstanding shares of the Series B Preferred Shares are to be redeemed, the Series B Preferred Shares to be redeemed shall be redeemed pro rata (as nearly as may be practicable without creating fractional shares) or by lot or by any other equitable method determined by the Trust. Holders of the Series B Preferred Shares to be redeemed shall surrender such Series B Preferred Shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If (i) notice of redemption of any shares of the Series B Preferred Shares has been given, (ii) the funds necessary for such redemption and, if the redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, such amount of cash as necessary to pay the dividends payable on such Dividend Payment Date in respect of the Series B Preferred Shares so called for redemption, have been irrevocably set aside by the Trust in trust for the benefit of the holders of any shares of Series B Preferred Shares so called for redemption and (iii) irrevocable instructions have been given to pay such redemption price, and if applicable, such dividend, then from and after the redemption date dividends shall cease to accrue on such Series B Preferred Shares, such Series B Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus (except as provided in Section 4(f) below) any accrued and unpaid dividends payable upon such redemption, without interest. Nothing herein shall prevent or restrict the Trust’s right or ability to purchase, from time to time either at a public or a private sale, all or any part of the Series B Preferred Shares at such price or prices as the Trust may determine, subject to the provisions of applicable law.

     (c) In the event of any redemption of the Series B Preferred Shares pursuant to the Article VII of the Declaration of Trust in order to preserve the status of the Trust as a REIT for federal and state income tax purposes, such redemption shall be made on the terms and subject to the condition of the Declaration of Trust and in accordance with the further terms and conditions set forth in this Article THIRD, Section 4 of these Articles Supplementary. If the Trust calls for redemption of any shares of Series B Preferred Shares pursuant to and in accordance the Declaration of Trust and this Article THIRD, Section 4(c), then, anything in the Declaration of Trust to the contrary notwithstanding, the redemption price for such shares will be an amount in cash equal to $25.00 per share together with (except as provided in Section 4(f) below) all accrued and unpaid dividends to the date fixed for redemption. Anything in these Articles Supplementary to the contrary notwithstanding, the provisions of this Article THIRD, Section 4(c) shall apply only to the redemption of the Series B Preferred Shares pursuant to the Declaration of Trust and not to any other purchase or acquisition of Series B Preferred Shares.

     (d)  Unless full cumulative dividends on all Series B Preferred Shares shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash set apart for payment for all past dividend periods and the then current dividend period, no Series B Preferred Shares shall be redeemed unless all outstanding shares of the Series B Preferred Shares are simultaneously redeemed and the Trust shall not purchase or otherwise acquire directly or indirectly any of the Series B Preferred Shares (except by exchange for shares of beneficial interest of the Trust ranking junior to the Series B Preferred Shares as to dividends and amounts upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Trust in accordance with the Article VII of the Declaration of Trust or the purchase or acquisition of Series B Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Shares.

     (e)  Notice of redemption shall be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by the Trust, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the sufficiency of notice or validity of the proceedings for the redemption of any Series B Preferred Shares except as to a holder to whom notice was defective or not given. A redemption notice which has been mailed in the manner provided herein shall be conclusively presumed to have been duly given on the date mailed whether or not the holder received the redemption notice. Each notice shall state (i) the redemption date; (ii) the redemption price; (iii) the number of Series B Preferred Shares to be redeemed; (iv) the place or places where certificates for Series B Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series B Preferred Shares to be redeemed shall cease to accrue on such redemption date. If fewer than all of the Series B Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of the Series B Preferred Shares held by such holder to be redeemed.

     (f)  If a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Shares at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above and, except to the extent the redemption price includes all accrued and unpaid dividends, the Trust shall make no payment or allowance for unpaid dividends, whether or not in arrears, on the Series B Preferred Shares for which a notice of redemption has been given.

     (g)  All Series B Preferred Shares redeemed or repurchased pursuant to this Article THIRD, Section 4 shall be restored to the status of authorized but unissued Series B Preferred Shares.

     (h)  The Series B Preferred Shares shall have no stated maturity and shall not be subject to any sinking fund or mandatory redemption; provided, however, that the Series B Preferred Shares owned by a shareholder in excess of the Ownership Limit (as defined in the Declaration of Trust) shall be subject to the provisions of Article VII of the Declaration of Trust.

     5.     Voting Rights.

     (a)  Holders of the Series B Preferred Shares shall not have any voting rights, except as set forth in this Article THIRD, Section 5.

     (b)  Whenever dividends on any of the Series B Preferred Shares shall be in arrears for six or more consecutive or non-consecutive quarterly periods (a “Preferred Dividend Default”), the holders of such Series B Preferred Shares (voting separately as a class with all other series of parity preferred shares of beneficial interest of the Trust upon which like voting rights have been conferred and are exercisable (“Parity Preferred”)) shall be entitled to vote for the election of a total of two additional trustees of the Trust (the “Preferred Trustees”) at the next annual meeting of shareholders and at each subsequent meeting until all dividends accumulated on such Series B Preferred Shares and Parity Preferred for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees will be increased by two trustees. If and when all accumulated dividends and the accrued dividend for the then current dividend period shall have been paid on such Series B Preferred Shares and all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Trustee so elected shall terminate and the entire Board of Trustees shall be reduced accordingly. So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Trustee may be filled by written consent of the Preferred Trustee remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Series B Preferred Shares when they have the voting rights described above (voting separately as a class with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). Each of the Preferred Trustees shall be entitled to one vote on any matter.

     (c)  So long as any Series B Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote or consent of the holders of two-thirds of the Series B Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such Series B Preferred Shares voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking senior to the Series B Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Trust or reclassify any authorized shares of beneficial interest of the Trust into such shares of beneficial interest, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares of beneficial interest; or (ii) amend, alter or repeal the provisions of the Declaration of Trust or these Articles Supplementary, whether by merger, consolidation, transfer or conveyance of substantially all of its assets, or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Shares or the holders thereof; provided however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Series B Preferred Shares remain outstanding with the terms thereof materially unchanged, or in the case of an Event in which the Trust is not the surviving entity, the Series B Preferred Shares converted into or exchanged for shares of the surviving entity, the material terms of which are substantially the same as the terms of the Series B Preferred Shares, the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series B Preferred Shares and provided further that (A) any increase in amount of the authorized Series B Preferred Shares or the creation or issuance of any other series of Preferred Shares or (B) any increase in the number of authorized Series B Preferred Shares or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Series B Preferred Shares of such series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     (d)  The foregoing voting provisions of this Article THIRD, Section 5 shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Series B Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds, in cash, shall have been deposited in trust to effect such redemption.

     (e)  In any matter in which the Series B Preferred Shares may vote (as expressly provided herein), each Series B Preferred Share shall be entitled to one vote, except that when any other series of Preferred Shares of the Trust shall have the right to vote with the Series B Preferred Shares as a single class on any matter, the Series B Preferred Shares and such other series shall have with respect to such matters one vote per each $25.00 of stated liquidation preference.

     6.     Conversion.

     The Series B Preferred Shares shall not be convertible into or exchangeable for any other property or securities of the Trust.

     7.     Ranking.

     In respect of rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Trust, the Series B Preferred Shares shall rank (i) senior to the Trust’s common shares of beneficial interest and to any other class or series of shares of beneficial interest of the Trust other than any class or series referred to in clauses (ii) and (iii) of this sentence, (ii) on a parity with any class or series of shares of beneficial interest of the Trust the terms of which specifically provide that such class or series of shares of beneficial interest ranks on a parity with the Series B Preferred Shares as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Trust, and (iii) junior to any class or series of shares of beneficial interest of the Trust, the terms of which specifically provide that such class or series ranks senior to the Series B Preferred Shares as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Trust. For avoidance of doubt, debt securities of the Trust which are convertible into or exchangeable for shares of beneficial interest of the Trust or any other debt securities of the Trust shall not constitute a class or series of shares of beneficial interest of the Trust.

     8.     Exclusion of Other Rights.

     The Series B Preferred Shares shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Declaration of Trust and these Articles Supplementary.

     9.     Headings of Subdivisions.

     The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

     10.     Severability of Provisions.

     Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent that such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining portions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

     11.     No Preemptive Rights.

     No holder of Series B Preferred Shares shall be entitled to any preemptive rights to subscribe for or acquire any shares of beneficial interest of the Trust (whether now or hereafter authorized) or securities of the Trust convertible into or carrying a right to subscribe to or acquire shares of beneficial interest of the Trust.

     12. Restriction on Ownership and Transfer.

     The Series B Preferred Shares are subject to the restrictions on ownership and transfer set forth in the Declaration of Trust.

     FOURTH: The Series B Preferred Shares have been classified by the Board of Trustees of the Trust under the authority contained in the Declaration of Trust.

     FIFTH: These Articles Supplementary have been approved by the Board of Trustees in a manner and the vote required by law.

     SIXTH: The undersigned officer acknowledges these Articles Supplementary to be the trust act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that to the best of his knowledge and information and belief these matters and facts are true in all material respects, and that the statement is made under penalty for perjury.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, RAMCO-GERSHENSON PROPERTIES TRUST has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Secretary this 8th day of November 2002.

ATTEST:	RAMCO-GERSHENSON PROPERTIES TRUST
/s/ Richard Gershenson	/s/ Dennis Gershenson	(seal)

Name: Richard Gershenson Title: Secretary	Name: Dennis Gershenson Title: President

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